UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 12, 2021, Jiangsu Baozhe Electric Technologies Co., Ltd. (“Jiangsu Baozhe”), the variable interest entity of EZGO Technologies Ltd. (“we”, “our”, “us” or the “Company”), entered into an Asset Purchase Arrangement Agreement (“Asset Purchase Arrangement Agreement”) with Benlin Huang, an individual, and Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”), a non-affiliated third party, pursuant to which the Company will purchase certain land and plants of Tianjin Jiahao (the “Target Assets”) for the Company’s future production and business development, for an aggregate purchase price of US$10,164,204, of which US$2,800,000 were paid as deposit by the Company in cash on March 15, 2021, and the remaining RMB50,000,000 (approximately US$7,364,204) shall be paid upon the satisfaction of the closing conditions in order to complete of the acquisition, including Benlin Huang’s exclusive ownership of the Target Assets, our further due diligence of Tianjin Jiahao’s historical material indebtedness and the good and marketable title of the Target Assets and the renewal of Tianjin Jiahao’s business scope on its business certificate. On April 2, 2021, Jiangsu Baozhe received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli New Energy Technology Co., Ltd. (“Shanghai Mingli”).

On April 19, 2021, Jiangsu Baozhe entered into a Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao (“Shares Purchase Agreement”), pursuant to which we will purchase 100% of the outstanding shares of Shanghai Mingli, who owns the title of the Target Assets. RMB15,000,000 (approximately US$2,209,261.22) of the cash consideration were paid on April 20, 2021 pursuant to the Shares Purchase Agreement, and the remaining RMB35,000,000 (approximately US$5,154,942.85) shall be paid upon closing, which is subject to the closing conditions, including the completion of the transfer of the title of the Target Assets and the registration of the acquisition with PRC governmental authorities. We expect to close within 60 days of the execution of the Shares Purchase Agreement.

The Asset Purchase Arrangement Agreement and Shares Purchase Agreement contain customary representations and warranties from the selling parties and Jiangsu Baozhe. We are entitled to indemnification for breaches by the selling parties of its representations and warranties.

The foregoing summary is qualified in its entirety by the full text of the Asset Purchase Arrangement Agreement and Shares Purchase Agreement. A copy of English Translation of Asset Purchase Arrangement Agreement, dated March 12, 2021, by and among Jiangsu Baozhe, Benlin Huang and Tianjin Jiahao is attached to this report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein. A copy of English Translation of Shares Purchase Agreement, dated April 19, 2021, by and among Jiangsu Baozhe, Shanghai Mingli and Tianjin Jiahao is attached to this report on Form 6-K as Exhibit 99.2 and is incorporated by reference herein.

Exhibit No.	Description
99.1	English Translation of Asset Purchase Arrangement Agreement, dated March 12, 2021, by and among Jiangsu Baozhe Electric Technologies Co., Ltd., Benlin Huang and Tianjin Jiahao Bicycle Co., Ltd.
99.2	English Translation of Shares Purchase Agreement, dated April 19, 2021, by and among Jiangsu Baozhe Electric Technologies Co., Ltd., Shanghai Mingli New Energy Technology Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: May 19, 2021

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